November 8, 2010

Securities and Exchange Commission
Division of Corporate Finance
1 Station Place, N.E., Stop 4631
Washington, D.C. 20549

Attention:             Terence O’Brien
Accounting Branch Chief

RE:           Ceradyne, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2009
                  Filed February 23, 2010
                  Proxy Statement
                  Filed April 30, 2010
                  File No. 000-13059

Dear Mr. O’Brien:

Ceradyne, Inc. (“Company”) respectfully submits the following information in response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in its letter to Ceradyne, Inc. dated October 20, 2010. We have reproduced the Staff’s comments, followed by the response from management of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note Regarding Forward-Looking Statements, page 3

1.
Please remove the statement that you "specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments."  You may not decline an obligation to update information if required by the federal securities laws.

Response:
We will omit the statement that we “specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments” in future filings.

2.
If material to an understanding of your business, please discuss the methods by which you distribute your principal products to your customers in future filings. Refer to Item 101(c)(1)(i) of Regulation S-K.

Response:
We distribute our principal products directly to our customers using our own sales force and independent manufacturers’ representatives, as disclosed in the first paragraph under the heading “Sales, Marketing and Customers” at page 19 of our 10-K Report. For further clarification, we will include a sentence to this effect in future filings, as shown below.  The added sentence is in italics.

Sales, Marketing and Customers

Each of our six operating segments maintains a separate sales and marketing force promoting its individual products.  As of December 31, 200x we had __ employees directly involved in sales and marketing, including __ sales and marketing personnel located outside the United States. We also have agreements with manufacturers’ representatives in foreign countries who are compensated as a percent of sales in their territory. We distribute our principal products directly to our customers using our own sales force and independent manufacturers’ representatives. Sales to customers located outside the United States represented approximately xx.x% of our net sales in 200x, xx.x% in 200x and xx.x% in 200x.

Operating Segments and Facilities, page 17

3.
In footnote 1 on page 18, you state that all of the Costa Mesa, California leases expire in October 2010. In future filings, please discuss the company's opportunities and plans for renewing any material leases and continuing operations at those or different locations. Similarly, please discuss the company's plans upon expiration of the Wixom, Michigan lease discussed in footnote 3.

Response:
We advise you, supplementally, that we have obtained extensions on our Costa Mesa leases through October 31, 2012, and extended our Wixom lease through April 30, 2015. In future filings we will discuss, when applicable, the company’s opportunities and plans for renewing any material leases and continuing operations at those or different locations.

4.
In future filings, please include the financial information about segments that is required by Item 101(b) of Regulation S-K, or include a cross reference to the financial statements containing this information.

Response:
The financial information about segments that is required by Item 101(b) of Regulation S-K is included in Note 9 to the financial statements. In future filings we will include a cross reference to the notes to the financial statements where the reader can find the financial information about segments.

Raw Materials. page 21

5.
On page 21, we note that your ESK Ceramics and Minco, Inc. subsidiaries supply some of your raw materials. We also note that several commercial sources supply other raw materials. We also note your disclosure on page 27 that ultra-high molecular weight polyethylene textile material is one of the two critical materials that you rely upon, and is available in the United States from only two suppliers, Honeywell International and Royal DSM. In future filings, please discuss the availability of your most significant raw materials and the extent to which they are readily available from multiple sources or only one or a few suppliers. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Response:
The risk factor at page 27 of our 10-K Report regarding our reliance on two critical materials to make ceramic body armor dates from several years ago when the U.S. military was placing substantial orders for ceramic body armor with us and our competitors. The peak year was 2007, when our sales of ceramic body armor were $535.3 million. Since then, however, the military’s requirements for ceramic body armor have declined significantly. Our sales of ceramic body armor declined to $385.0 million in 2008, $170.0 million in 2009, and $56.4 million in the nine months ended September 30, 2010. Consequently, the risk described at page 27 is no longer a risk, as supplies of boron carbide powder and ultra-high molecular weight polyethylene textile materials used in the manufacture of ceramic body armor are now plentiful. We will delete this risk factor from future filings. Although we purchase substantially all of our requirements for fused silica from our wholly-owned subsidiary, Minco, Inc., there are alternative sources of supply for fused silica, if needed. Currently, there are no raw materials that we use that are not available from multiple sources or which are in short supply. Since the risk factor at page 27 is no longer applicable, we believe that the paragraph regarding raw materials at page 21 of our 10-K is accurate. However, in future filings we will revise the last sentence of that paragraph to read as follows:

“Other raw materials, such as the backing material for ceramic armor, graphite and metal components, are readily available from several commercial sources.”

Risk Factors, page 26

6.
On page 33, we note your discussion of the risks associated with a failure to comply with environmental laws and regulations. To the extent material, in future filings please discuss in your business section the effects that compliance with these environmental laws and regulations may have upon your capital expenditures, earnings, and competitive position. Refer to Item 101(c)(1)(xii) of Regulation S-K.

Response:

We will in future filings, when material, include disclosures regarding the effect compliance with environmental laws and regulations has on our capital expenditures, earnings and competitive position.

Legal Proceedings, page 35

7.
On page 35 of your Form 10-K, we note that you did not state whether you had received a response to the settlement offer Ceradyne made on October 21, 2009 or whether you expected the $1.0 million reserve to be sufficient to settle the claim. We also note that you did not describe the claim or the settlement offer. In future filings, please provide this information when you disclose claims in which the company is involved. Refer to Item 103 of Regulation S-K.

Response:
This matter was previously disclosed in our Form 10-Q for the fiscal quarter ended June 30, 2010, in Note 13 of Notes to Consolidated Financial Statements and in Part II, Item 1 (Legal Proceedings). The following disclosure was included in Note 13:

During the quarter ended March 31, 2010, the Company reached an agreement in principle to settle a claim for $1.2 million pertaining to ballistic tests of armored wing assemblies subject to the negotiation and execution of a mutually acceptable settlement agreement and release. The Company previously established a reserve of $1.0 million for this matter during the three months ended September 30, 2009 and increased it by $200,000, with a corresponding charge to general and administrative expenses, during the three months ended March 31, 2010. The settlement agreement was finalized and signed and the Company funded this obligation during the quarter ended June 30, 2010.

We also included the above disclosure in our Form 10-Q for the fiscal quarter ended September 30, 2010 in Note 13. In future filings we will provide the information required by Item 103 of Regulation S-K with regard to legal proceedings in which the Company is involved.

8.
We note from your risk factor on page 31 that enforcing or defending your proprietary rights could be expensive. If material, please discuss here the two lawsuits you have filed in Germany to enforce your proprietary rights. Regarding these two lawsuits, please disclose the information required by Item 103 of Regulation S-K.

Response:
We included a reference to the two German lawsuits in the risk factor noted above to illustrate that we may from time to time be involved in litigation to enforce our intellectual property rights. These two lawsuits do not, however, rise to the level of materiality that would require disclosure under S-K Item 103. We advise you, supplementally, that our ESK Ceramics subsidiary filed a lawsuit against a competitor in December 2005 alleging that the competitor infringes a patent owned by ESK Ceramics, and seeking an injunction against the competitor. The competitor filed a separate action in May 2006 seeking to have the patent declared invalid. In Germany, infringement actions and validity actions are two different lawsuits in two different courts. ESK Ceramics obtained a favorable judgment in the first lawsuit on July 7, 2006. The competitor appealed the judgment, but the court stayed the appeal pending the outcome of the second lawsuit. On October 19, 2010, the German Federal Supreme Court ruled in favor of ESK Ceramics in the second lawsuit, holding its patent to be valid. This judgment is final and not subject to appeal.  ESK Ceramics will now seek to enforce the injunction it obtained in the first lawsuit. ESK Ceramics’ revenue from products covered by this patent were approximately $9.8 million in 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Goodwill Impairment, page 47

9.
The Boron operating segment generated significant losses before taxes during 2009 and 2008. These losses are particularly significant as a percentage of the segment's revenues (15% and 82% for 2009 and 2008). Please explain to us how these historical results impacted your calculation of the fair value of the reporting unit in performing your test of goodwill impairment. Consider what additional disclosures may be helpful to provide additional insight into how the Boron reporting unit's fair value substantially exceeds its carrying value despite the recurring losses. The operating segment continued to generate significant losses in the six months ended June 30, 2010, at 17% of segment revenues.

Response:
The Boron operating segment comprises two components which are Ceradyne Boron Products and SemEquip, Inc.  Each component is considered a reporting unit in accordance with ASC 320-20-35 since each component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of each component. The goodwill balance of $18,251,000 that is reported in the Boron operating segment was fully assigned to the Ceradyne Boron Products reporting unit when we acquired this business in 2007. In performing our annual test of goodwill impairment as of December 31, 2009, the fair value of the Ceradyne Boron Products reporting unit exceeded its carrying value by 46.8%. Subsequent to the annual test, there have been no triggering events or circumstances pertaining to this reporting unit that would more likely than not reduce the fair value of this reporting unit below its carrying amount.

The operating losses of the Boron operating segment in 2008, 2009 and the nine months through September 30, 2010 are primarily attributable to the SemEquip, Inc. reporting unit. The Ceradyne Boron Products reporting unit had an operating loss of $1.7 million in 2008, operating income of $1.7 million in 2009 and operating income of $3.5 million during the nine months ended September 30, 2010. We acquired SemEquip, Inc. in August 2008 and there was no goodwill in connection with this acquisition. The SemEquip, Inc. reporting unit had an operating loss of $13.8 million in 2008, most of which was due to a $9.8 million acquisition related compensation charge for a management bonus plan, and operating losses of $5.8 million in 2009 and $4.5 million during the nine months ended September 30, 2010. Please note that our Boron segment reported operating income of $1.1 million for the three months ended September 30, 2010. We refer to the segment data in Note 9 of our 10-Q Report for the nine months ended September 30, 2010.

Liquidity and Capital Resources, page 52

10.
Regarding your discussion of your senior subordinated notes on page 54, we note that the notes are convertible into 17.1032 shares of your common stock for each $1,000 principal amount, subject to adjustment. In future filings, please briefly discuss the circumstances under which adjustment may occur and the manner in which adjustments may be made. We also note that the notes are convertible only under certain circumstances, including upon reaching specified common stock and trading price thresholds. Please disclose these threshold levels. As the conversion feature is an off balance sheet arrangement, as indicated on page 55, you should discuss the triggering events or circumstances that could cause conversion to arise. Please see Item 303(a)(4)(C) of Regulation S-K.

Response:
In our Form 10-Q for the fiscal quarter ended September 30, 2010, which we filed on October 26, 2010, we included additional disclosure in Note 8 at page 14 in accordance with Item 303(a)(4)(i)(C) of Regulation S-K to describe (a) the circumstances under which adjustments to the conversion rate of the notes may occur and the manner in which adjustments may be made and (b) the circumstances under which the notes are convertible. Set forth below are the two paragraphs in Note 8 where this new disclosure appears. The new language is in italics.

Interest on the Notes is payable on December 15 and June 15 of each year, commencing on June 15, 2006. The Notes are convertible into 17.1032 shares of Ceradyne’s common stock for each $1,000 principal amount of the Notes (which represents a conversion price of approximately $58.47 per share), subject to adjustment. The conversion rate will be adjusted upon the occurrence of events that affect Ceradyne’s outstanding common stock, such as the issuance of our common stock or other securities as a dividend distribution to holders of our common stock, a subdivision or combination of our common stock, a recapitalization, reclassification or change of our common stock, or a consolidation or merger involving Ceradyne, as a result of which our common stock would be converted into, or exchanged for, stock, other securities or other property. Generally, the conversion rate would be adjusted as of the effective time of such transaction, such that the Notes would then be convertible into the kind and amount of shares of stock, other securities or other property, that a holder of a number of shares of common stock equal to the conversion rate prior to such transaction would have owned or been entitled to receive upon such transaction. The conversion rate will also be adjusted under certain circumstances to provide for a make whole premium, as described below.

The Notes are convertible only under certain circumstances, including (a) during a calendar quarter if the closing price of the Company’s common stock for at least twenty trading days in the thirty consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the then effective conversion price, (b) during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of Notes for each day of that period was less than 98% of the product of the closing price for our common stock for each day of that period and the then applicable conversion rate, (c) if the Notes are called for redemption, (d) if specified corporate transactions or fundamental changes occur, or (e) during the ten trading days prior to maturity of the Notes.

We included a cross reference to Note 8 in the Liquidity and Capital Resources section of our 10-Q. We will also include the above disclosure in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010 Note 6   Fair Value Measurements, page 10

11.
Please explain the nature of the $3,587,000 unrealized gain on auction rate securities included in net earnings and clarify why this amount has been recognized in earnings. Also, in future filings, please revise the fourth and fifth paragraphs of this note to clarify the carrying value of auction rate securities sold during the periods and the gross proceeds received. It is not clear from the table on page 12 whether $3,463,000 represents proceeds received during the period from the sale of securities with a book value of $6,100,000. Also, please expand the discussion of Other Income (Expense) in MD&A on page 28 in future filings to discuss these gains and losses and the underlying reasons for them.

Response:
The $3,587,000 unrealized gain on auction rate securities included in net earnings that was disclosed in the roll forward table in Note 6 primarily includes the reversal of previously recognized other than temporary impairment losses of $3,689,000 that were attributable to auction rate securities that were sold during the second quarter ended June 30, 2010. We have reconsidered the presentation of the $3,689,000 and have netted this amount against the previously reported realized loss of $2,637,000 which results in a net realized gain of $1,052,000 on auction rate securities that is reported in the roll forward table. The net realized gain of $1,052,000 resulted from proceeds of $3,463,000 from the sale in excess of the adjusted cost basis of $2,411,000. The adjusted cost basis of $2,411,000 resulted from cumulative other than temporary impairment losses of $3,689,000 recognized on auction rate securities with an original purchase cost of $6,100,000. Therefore we have revised the roll forward table in Note 6 and the related disclosure of the net realized gain in Form 10-Q for the fiscal quarter ended September 30, 2010 as follows:

Activity in long term investments (Level 3) was as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Balance at beginning of period	$15,746	$25,383	$20,019	$24,434
Proceeds from sales of auction rate securities	-	-	(3,463)	-
Realized gain included in net earnings	-	-	1,052	-
Unrealized gain (loss) included in net earnings	-	(1,849)	(2,030)	(3,480)
Unrealized gain (loss) included in other comprehensive income	(61)	1,444	107	4,024
Balance at end of period	$15,685	$24,978	$15,685	$24,978

During the nine months ended September 30, 2010, the Company recognized a net pre-tax loss of $1.0 million from auction rate securities. Included in the net pre-tax loss of $1.0 million from auction rate securities is a $2.1 million charge for other than temporary impairment losses, partially offset by a realized gain of $1.1 million as a result of proceeds of $3.5 million from the sales of auction rate securities in excess of the cost basis of $2.4 million.

We have also expanded the discussion of Other Income (Expense) in MD&A in Form 10-Q for the fiscal quarter ended September 30, 2010 as follows:

Other Income (Expense). Our net other income (expense) for the three months ended September 30, 2010 was $1.5 million of expense, compared to $2.6 million of expense in the corresponding prior year quarter. Accounting for the $1.1 million decrease was a loss of $1.8 million from our investments in auction rate securities due to other than temporary impairment losses during three months ended September 30, 2009; there was no gain or loss during the three months ended September 30, 2010. Partially offsetting this were $440,000 losses in foreign currency transactions and $428,000 of losses on sales of fixed assets during the three months ended September 30, 2010.

Our net other income (expense) for the nine months ended September 30, 2010 was $2.6 million of expense, a decrease of $2.7 million, from $5.3 million of expense in the corresponding prior year period. During the nine months ended September 30, 2010, we recognized an increase in gains from foreign currency transactions of $2.2 million, a decrease of $2.5 million in losses from auction rate securities, an increase in foreign withholding taxes of $0.9 million, and a reduction of $0.8 million in interest expense as a result of the repurchases of convertible debt in 2009. The loss on auction rate securities of $1.0 million for the nine months ended September 30, 2010 includes a $2.1 million charge for other than temporary impairment losses, partially offset by a realized gain of $1.1 million as a result of proceeds of $3.5 million from the sale of auction rate securities in excess of the cost basis of $2.4 million. The loss on auction rate securities of $3.5 million for the nine months ended September 30, 2009 was due to other than temporary impairment losses. During nine months ended September 30, 2009, we recognized a gain of $1.9 million from early extinguishment of debt associated with repurchases of convertible debt. There were no repurchases of convertible debt in the current year.

In future filings, we will present the rollforward information in the manner described above in the notes to the financial statements. In the MD&A, we will discuss gains and losses on auction rate securities and the underlying reasons for those items.

Definitive Proxy Statement on Schedule 14A Compensation Committee, page 9

12.
We note that the last sentence of the first paragraph under "Compensation Committee" on page 9 refers to your Audit Committee Charter. In future filings, please clarify whether your Compensation Committee Charter is available on your website.

Response:
The reference to “Audit Committee Charter” on page 9 should have been to “Compensation Committee Charter.” We will make this correction in future filings.

13.
We note on page 10 that your Chief Executive Officer and Chairman of the Board, Mr. Joel P. Moskowitz, makes recommendations taken into consideration by the Compensation Committee regarding executive officer compensation. In future filings, please clarify whether Mr. Moskowitz makes recommendations to the Compensation Committee regarding his own compensation and compensation of the company's directors.

Response:
We note that the following disclosure is included at page 10 of our 2010 proxy statement:

“Our chief executive officer, Joel P. Moskowitz, plays an important role in formulating the compensation program for our executive officers as well as for our non-employee directors. Mr. Moskowitz founded Ceradyne in 1967, is the largest individual stockholder, and continues to serve full time as the Company’s Chairman of the Board, Chief Executive Officer, and President. The Compensation Committee considers Mr. Moskowitz to be one of the most important employees of Ceradyne, and highly values his insight and views on compensation matters. Mr. Moskowitz makes recommendations to the Compensation Committee regarding base salary, cash bonuses, and awards of equity-based long-term compensation of the executive officers. The Chairman of the Compensation Committee, Mr. Frank Edelstein, also has frequent conversations with Mr. Moskowitz regarding compensation matters. The Compensation Committee, meeting in executive session without Mr. Moskowitz or other management employees present, takes Mr. Moskowitz’ recommendations into account in determining the Committee’s own recommendations regarding cash compensation, which are then presented to the full Board for approval. The Compensation Committee has full authority to approve awards of equity-based compensation, consisting of stock options and restricted stock units, but considers the recommendations of Mr. Moskowitz in making these awards. In March 2010, our Board of Directors adopted a written Compensation Committee Charter, which delegates full authority to the Compensation Committee to determine and set executive officer compensation.”

During the meetings between Mr. Moskowitz and Mr. Edelstein, referred to in the above disclosure, Mr. Moskowitz makes suggestions regarding his own compensation as well as the compensation of the other executive officers. During the course of these meetings between Mr. Moskowitz and Mr. Edelstein, the proposed compensation of the executive officers, including that of Mr. Moskowitz, is often adjusted, either up or down, as a result of their discussions.

Mr. Moskowitz also makes recommendations regarding the compensation paid to non-employee directors (as noted in the first sentence of the paragraph quoted above), and the process for reviewing and modifying director compensation is similar to the process we use for setting executive officer compensation. The rate and method of compensating non-employee directors did not change in 2009 compared to 2008, and changes to director compensation usually occur less frequently than they do for executive officers.

We will include disclosure in future filings to clarify that Mr. Moskowitz makes recommendations regarding his own compensation and regarding director compensation.

Compensation Discussion and Analysis, page 13

14.
In the Compensation Discussion and Analysis section of your future filings, please disclose the role of executive officers in determining executive compensation. In doing so, please discuss your CEO's involvement in recommending executive pay, including his own, to the Compensation Committee. If the CEO does not make recommendations concerning his own pay, please disclose how the Committee determines CEO compensation. Your analysis should also include a discussion of how the Committee uses executive officer recommendations in making its decisions regarding executive compensation. Please also discuss how the Committee's determinations compare to executive officer recommendations. Supplementally, please show us what this disclosure would have looked like for 2009.

Response:
Please refer to our response to comment 13 above for a description of the role of our chief executive officer, Mr. Moskowitz, in determining executive officer compensation.  During the process of formulating his recommendations regarding executive officer compensation, Mr. Moskowitz has one-on-one discussions with David Reed, our President of North American Operations, and with Jerrold J. Pellizzon, our Chief Financial Officer, regarding their own compensation. During these conversations, Mr. Reed and/or Mr. Pellizzon sometimes make suggestions regarding the compensation of other executive officers whom they supervise. No other executive officers are involved in formulating recommendations regarding executive officer compensation. Mr. Moskowitz takes the comments of Mr. Reed and Mr. Pellizzon into account in formulating his recommendations regarding their compensation as well as that of other executive officers. After the conclusion of the process described above and in our response to comment 13, Mr. Moskowitz presents his final recommendations regarding executive officer compensation to Mr. Edelstein, the chairman of our Compensation Committee. These recommendations reflect the input provided by Mr. Edelstein to Mr. Moskowitz. These recommendations also reflect the information derived from the survey data prepared by the compensation consultant retained by the Compensation Committee, as described on page 10 of our 2010 proxy statement. Mr. Edelstein presents Mr. Moskowitz’ recommendations to our Compensation Committee and reviews with the committee members the process by which the recommendations were developed. The survey data compiled by the compensation consultant is also furnished to the committee members.  Inasmuch as Mr. Edelstein had already concurred with the recommendations made by Mr. Moskowitz, Mr. Edelstein recommends that the committee approve the recommendations.  In 2009, the Compensation Committee approved the final recommendations as submitted.

As requested, we advise the Staff supplementally that, had our 2010 proxy statement included the foregoing information, our revised disclosure would have looked substantially like the following:

“Our chief executive officer, Joel P. Moskowitz, plays an important role in formulating the compensation program for our executive officers as well as for our non-employee directors. Mr. Moskowitz founded Ceradyne in 1967, is the largest individual stockholder, and continues to serve full time as the Company’s Chairman of the Board, Chief Executive Officer, and President. The Compensation Committee considers Mr. Moskowitz to be one of the most important employees of Ceradyne, and highly values his insight and views on compensation matters. Mr. Moskowitz makes recommendations to Mr. Frank Edelstein, the Chairman of our Compensation Committee, regarding base salary, cash bonuses, and awards of equity-based long-term compensation of the executive officers, including his own. Mr. Moskowitz’ recommendations are based in part on his personal knowledge of each officer’s performance and growth potential, and take into account the survey data compiled by the compensation consultant, as well as discussions Mr. Moskowitz has with our President of North American Operations and with our Chief Financial Officer. No other executive officers are involved in formulating recommendations regarding executive officer compensation. Mr. Edelstein has one or more meetings with Mr. Moskowitz to discuss Mr. Moskowitz’ recommendations, which discussions often result in changes to Mr. Moskowitz’ recommendations. After they are finalized, Mr. Edelstein presents Mr. Moskowitz’ recommendations to our Compensation Committee. The Compensation Committee, meeting in executive session without Mr. Moskowitz or other management employees present, takes Mr. Moskowitz’ recommendations into account in determining the Committee’s own recommendations regarding cash compensation, which are then presented to the full Board for approval. In 2009, the Compensation Committee approved all recommendations as submitted and they were subsequently approved by the full Board. The Compensation Committee has full authority to approve awards of equity-based compensation, consisting of stock options and restricted stock units, but considers the recommendations of Mr. Moskowitz in making these awards. In March 2010, our Board of Directors adopted a written Compensation Committee Charter, which delegates full authority to the Compensation Committee to determine and set executive officer compensation.”

We will include similar disclosure in future filings, although we will consider moving it from the section headed “Compensation Committee” (at page 10 in our 2010 proxy statement) to the CD&A section.

Cash Compensation page 14

15.
On page 14, we note that in the past, the Compensation Committee has targeted its recommendations for total compensation at the median amount of the survey group compiled by Hewitt Associates LLC. We further note that the Committee intended to provide total compensation in 2009 that would be competitive with the 2008 peer group but did not target total 2009 compensation to achieve the median amount of the peer group. In future filings, please discuss how targeted and actual compensation compared to any comparative peer group that you used. Please show us supplementally what your disclosure would have looked like comparing 2009 compensation to the 2008 comparative peer group.

Response:
We stated at page 14 of our 2010 proxy statement that our compensation committee has, in recent years, targeted the total compensation of our named executive officers at the median amount of the survey group of companies compiled by Hewitt Associates. We also stated that we did not target total 2009 compensation to achieve the median amount of the peer group. We will in future filings, when applicable, include disclosure regarding how targeted and actual compensation of our named executive officers compared to any comparative peer group used by our compensation committee.

At the Staff’s request, we provide below, as supplemental information, hypothetical disclosure regarding the targeted and actual 2009 compensation of our named executive officers compared to the 2008 comparative peer group. Had we included this disclosure in our 2010 proxy statement, we would have inserted it immediately following the table at page 18.

As discussed above, our Compensation Committee considers a number of factors when setting compensation for our executive officers.  One of these factors is the median total compensation of persons holding comparable positions at the survey group of companies compiled by the compensation consultant engaged by our Compensation Committee. The following table shows the total compensation, consisting of base salary, cash bonus and equity-based compensation, for the peer group executives as compiled by our compensation consultant from public documents. For the Ceradyne officers, total maximum compensation includes base salary, the targeted maximum cash bonus, and the grant date fair value of RSUs granted to each officer, and total actual compensation includes base salary, the actual cash bonus earned, and the grant date fair value of RSUs.

Name and Principal Position	Median Total Compensation of Peer Group Executives (1)	Total 2009 Maximum Compensation of Ceradyne Executives (2)		Total Actual Compensation of Ceradyne Executives (3)
Joel P. Moskowitz Chairman of the Board, Chief Executive Officer and President	$2,496,000	$1,849,000		$1,377,747
Jerrold J. Pellizzon Chief Financial Officer	$987,000	$927,000		713,874
David P. Reed Vice President and President of North American Operations	$1,269,000	$974,500		899,536
Bruce Lockhart Vice President, and President of Ceradyne Thermo Materials	$640,000	$410,000		410,000
Michael A. Kraft Vice President Nuclear and Semiconductor Business Units	$311,000	$384,500	(4)	333,875	(4)

(1) The peer group amounts were derived from a 2008 survey. We did not update this survey for 2009.  Also, due to difficulty in matching some Ceradyne officers to directly comparable positions in the peer group, there are some variations from the amounts shown for the peer group median and the total maximum compensation shown for Ceradyne officers.

(2) As noted in the discussion above, the Compensation Committee’s goal was to maintain executive officer compensation at or somewhat below 2008 levels, while providing total compensation that would be competitive with the peer group.

(3) The amounts in this column do not include the amounts included in the “All Other Compensation” column in the Summary Compensation Table at page X.

(4) The amounts shown for Mr. Kraft do not include the additional 3,750 RSUs granted to him on June 9, 2009 or the 4,500 RSUs granted to him on July 13, 2009, as discussed in footnote 2 to the preceding table.

16.
We note in the footnotes to the "2009 Cash Bonuses" table on page 15 that cash bonuses were capped at different percentages or dollar amounts for different executive officers. Please discuss how you arrived at these percentages or dollar amounts and how these caps align with your compensation objectives. Refer to Item 402(b) of Regulation S-K.

Response:
In the section captioned “Executive Compensation Program Objectives and Overview” commencing at page 13 of our 2010 proxy statement, we discuss the evolution of the current cash bonus plan. Initially, as we stated, there had been no caps on the formulas for executive bonuses. We noted that, due to rapid growth in our profitability commencing in about 2003, executive bonuses had become quite high relative to base salaries by 2004. We further noted that, because the bonus plan was popular with management and good for morale, the Compensation Committee decided to keep the plan largely intact, but imposed a cap on all executive officers’ bonuses for 2005 of 150% of base salary. This was intended to keep total compensation more in line with market levels, while rewarding executives for the outstanding growth of the company. With the company’s rapid growth continuing in 2005 and 2006, the cap for the three highest paid executives (Messrs. Moskowitz, Reed and Pellizzon) was further reduced to 100% of base salary for 2007. We also noted that, in conjunction with this decrease in the cap, the Compensation Committee increased the base salaries of these three officers to equal a larger percentage of estimated total cash compensation. The purpose of these changes was to moderate the volatility in their total cash compensation, while remaining competitive. The final paragraph of this section of the CD&A discusses the reasons for the changes in compensation for 2009, including reducing the cap for Messrs. Moskowitz, Reed and Pellizzon to 90% of base salary and, for the first time, imposing a threshold on the cash bonuses for Messrs. Moskowitz and Pellizzon. Mr. Lockhart is President of our Thermo Materials division, and has been primarily responsible for the development of our solar energy business (ceramic crucibles used for melting silicon in the photovoltaic solar cell manufacturing process) and the expansion of this business into China. Since the solar energy market has been growing at a very high rate, it was difficult to differentiate between the growth in our sales of ceramic crucibles attributable to market expansion from the individual contributions by Mr. Lockhart. Therefore, Mr. Lockhart’s maximum bonus was set at $150,000 in 2009, equal to 83.3% of his base salary, which is a percentage slightly less than the percentage cap set for our three highest paid executive officers. The bonus cap for Mr. Kraft was set at 45% of his base salary, which is consistent with the bonus cap percentage of several of our other executive officers who were not among the five named executive officers for 2009. We believe that these caps, together with the other changes described in this section, are consistent with the company’s compensation objectives.

17.
On page 15, we note that the Compensation Committee exercised its discretion in 2009 to award cash bonuses to the chief executive officer and chief financial officer even though required earnings per share threshold levels were not met due to various financial statement charges that were not anticipated at the time the company established the cash bonus plan for 2009. However, it is unclear how you determined the amount of the bonus that was paid. In addition, you have not discussed how you determined bonuses payable to executive officers other than your CEO and CFO. In future filings, please ensure that you disclose how you determined the amount of bonus award paid to each executive officer. If the committee exercised discretion in determining the awards, please discuss what factors it considered in exercising its discretion to arrive at the specific amount paid. We note disclosures on page 17 that bonuses were based on items such as pre-tax profits or operating income, but additional disclosure should be provided to help investors understand the basis for the amounts paid, including any threshold or targeted amounts of profits or operating income and the percentage of salary or other determinant of the dollar amount of the bonus paid for meeting these targets. Please show us supplementally what your disclosure would have looked like for 2009.

Response:
In comment 17, the Staff states: “it is unclear how you determined the amount of the bonus that was paid [to your CEO and CFO].” At page 15 or our 2010 proxy statement we stated that “the Compensation Committee determined to award cash bonuses to our chief executive officer and chief financial officer based on pre-tax income, as adjusted to add back the three charges described above. The actual 2009 cash bonuses computed in this manner are shown in the table above.” The three charges described in the text were “a restructuring charge of $12.2 million related to the closure of the Company’s facility in Bazet, France, an impairment charge of $3.8 million to write down the value of goodwill of the Company’s Ceradyne Canada reporting unit, and $0.3 million of transaction costs related to an acquisition completed in 2009.” The actual 2009 bonuses were computed by adding the total of these three charges ($16.3 million) to 2009 consolidated pre-tax income as reported in our 10-K ($0.4 million), which equals adjusted consolidated pre-tax income of $16.7 million. We then applied their bonus formulas as shown in the table on page 15 of our proxy statement to the adjusted pre-tax income to calculate their bonuses. Thus, the bonus for our CEO was 1.0% of $16.7 million, or approximately $167,000, and the bonus for our CFO was 0.5% of $16.7 million, or approximately $83,500. The exact bonus amounts are included in the table on page 15 of the proxy statement. We believe that the disclosures already included in our 2010 proxy statement for our CEO and CFO are responsive to the Staff’s comment.

The Staff further states that “you have not discussed how you determined bonuses payable to executive officers other than your CEO and CFO.” This comment seems to us to be substantively the same as the Staff’s comment 16. Please refer to our response to comment 16 above. However, if the Staff’s comment relates to how we calculated the actual dollar amount of their bonuses rather than to how we determined their bonus formulas, we provide the following response: For Mr. Reed, we started with pre-tax income of the Advanced Ceramic Operations division, as reported in the segment data footnote (Note 9) in our 10-K Report ($22.9 million) and added back interest and other income and expense attributable to our Advanced Ceramic Operations division ($1.5 million), and multiplied this total amount ($24.4 million) times his bonus percentage (1.0%), for a bonus of approximately $244,000. The exact amount of Mr. Reed’s bonus is shown in the table at page 15 of our proxy statement. For Mr. Lockhart, we multiplied pre-tax income of the Thermo Materials division, as reported in the segment data footnote (Note 9) in our 10-K Report ($12.8 million) times his bonus percentage (1.5%), which equals approximately $192,000. Since this amount exceeded Mr. Lockhart’s bonus cap of $150,000, he received a bonus of $150,000.

Mr. Kraft has primary responsibility for our Ceradyne Canada operating segment and our Boron Operating segment.  Due to the development stage of our Ceradyne Canada segment, this segment was projected to, and in fact did, incur an operating loss for 2009. Our Boron segment includes our recently acquired SemEquip, Inc. subsidiary, a development stage business that was losing money. We projected that our Boron segment would also, and in fact it did, incur an operating loss for 2009. Because the projected losses at these two operating segments would make it difficult to establish metrics for Mr. Kraft’s bonus, his 2009 bonus was instead based on our Advanced Ceramic Operations division’s bonus plan for exempt employees, subject to a cap equal to 45% of his base salary. Under this bonus plan, exempt employees of the Advanced Ceramic Operations division participate in a bonus pool that is equal to 4.8% of the earnings before interest and taxes (EBIT) of this division. Each participant’s share of this bonus pool is calculated by multiplying the percentage determined by dividing his or her base salary by the total of the base salaries of all participants, times the total bonus pool. Mr. Kraft’s 2009 bonus calculated in this manner was $22,875. Mr. Kraft was also paid a special bonus of $21,000 for 2009, which is discussed in the final paragraph of the “Cash Compensation” section at page 15 of our proxy statement.

Regarding the Staff’s other statements in comment 17, we provide the following information: No discretion was used in determining bonuses awarded for 2009 except for our CEO and CFO, as discussed above, and the special bonus for Mr. Kraft of $21,000 noted in the preceding paragraph. Regarding the Staff’s statement about “threshold or targeted amounts,” we respond as follows: At page 13 of our proxy statement we stated “For our senior executive officers, these cash bonuses were based on a fixed percentage of pre-tax profits, without any threshold amounts, target amounts, or limits on the maximum amount that could be earned.” We went on to state, in the final paragraph of the “Executive Compensation Program Objectives and Overview” section at the top of page 14, that “our Compensation Committee imposed a threshold on cash bonuses for the first time,” in respect to our CEO and CFO for 2009, that we achieve earnings of at least $0.50 per fully diluted share. In this same paragraph we also stated: “Other than this threshold requirement and a performance-based restricted stock unit granted to Mr. Kraft, as discussed below, no corporate targets or objectives were established for any of our named executive officers.” We have also discussed in our proxy statement, as noted in our response to comment 15, that the only “targeted amounts” used by our Compensation Committee have been the median total compensation of persons holding comparable positions at the survey group of companies compiled by the compensation consultant retained by our Compensation Committee.

Equity Based Compensation, page 15

18.
In future filings, please disclose how the Committee determined the actual amount of the RSUs or other equity-based compensation awarded to the NEOs. Include specific disclosure of any performance targets that you used to determine these amounts. Please show us supplementally what your disclosure would have looked like for 2009.

Response:
We provided the following disclosure at page 16 of our 2010 proxy statement: “In determining the number of RSUs to grant to each of our named executive officers in 2009, the Compensation Committee took into account that our stock price on the date of grant, March 23, 2009, was $19.78 per share, compared to $38.60 per share on the date RSUs were granted to executive officers in the prior year – May 8, 2008. Thus, even though the numbers of RSUs granted to our named executive officers in 2009 were the same as the numbers of RSUs granted in 2008, the grant date value of the RSUs was lower in 2009.” No performance targets are used in determining the amount of RSUs granted to our named executive officers. The grant date fair value of the RSUs (which equals the price of our common stock on the date of grant, as RSUs have no exercise price) is considered and, as noted above, the Compensation Committee took into account that the grant date fair value of the number of RSUs granted to each NEO in 2009 was approximately one-half the grant date value of the RSUs granted to our NEOs in 2008. We also note in the first paragraph under the caption “Compensation of our Named Executive Officers” at page 17 of our proxy statement, that the Compensation Committee considers the recommendations made by our CEO.

Compensation of our Named Executive Officers, page 17

19.
We note the various historical individual factors you cite as a basis for compensation. In future filings, please clarify whether these factors impacted your compensation decisions for the specific year for which you are providing disclosure. Note that your discussion should focus on the reasons why you paid compensation for the most recently completed fiscal year.

Response:
We note the Staff’s comments and in future filings we will more clearly identify the factors that impacted the compensation decisions for the most recently completed fiscal year.

Executive Compensation, page 20

20.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:
Ceradyne is a relatively small company, with approximately 2,000 employees world wide. For those employees who have an incentive compensation component of their total compensation package, the incentive compensation component is based on a percentage of a measure of profits, such as pre-tax profits or operating profits, of the business unit over which they have substantial responsibility or in which they work. The bonus formulas for our named executive officers described at page 15 of our proxy statement are representative examples of the cash bonus plans for executive and management level employees. In each case the bonus is set at a fixed percentage of the profit measure. Thus, the bonus amount is a linear function of the amount of profits, subject to individual caps, as discussed in the proxy statement. Moreover, cash bonuses are only one component of total compensation and, in all cases, the potential maximum bonus is capped at an amount that is equal to or less than the amount of the individual’s base salary. Our executive officers, as well as other management level employees, also receive RSUs. Almost all RSUs that we have granted vest ratably over time based on continued employment. The only performance-based RSUs that we have ever granted are a relatively small number granted to Michael Kraft and employees of our SemEquip, Inc. subsidiary, as discussed at page 16 of our proxy statement. The performance metric was that SemEquip achieve a pre-tax loss for the year of not more than a specified amount. This metric was achieved, as discussed at page 16 of the proxy statement. We concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on Ceradyne because cash bonuses are based on a linear function of profitability for the current year, with higher profits yielding higher bonuses; maximum cash bonuses are capped; potential cash bonuses represent only a portion of total compensation; and the few performance-based RSUs that were granted were tied to minimizing pre-tax loss of a very small subsidiary. Moreover, in the 43 year history of Ceradyne, these compensation policies and practices have never caused or resulted in a material adverse effect on the company.

The people involved in making compensation decisions and setting policy have served Ceradyne for many years. For example, our CEO co-founded Ceradyne in 1967 and has been its principal executive officer for almost 40 years; the President of our North American Operations, which includes our largest operating segment, has been an executive officer of Ceradyne for over 20 years; our CFO has been an executive officer of Ceradyne for 8 years; and each of the members of our Compensation Committee has served as a director of Ceradyne for at least 18 years. These people have substantial knowledge about the compensation policies and practices of Ceradyne. They considered the issue of whether Ceradyne’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the company and concluded that they do not.

Summary Compensation Table, page 20

21.
We note that Mr. Joel P. Moskowitz is Chairman of the Board, Chief Executive Officer, and President. If Mr. Moskowitz receives compensation for his service as a director, please reflect that compensation in the Summary Compensation Table and provide a footnote identifying and itemizing such compensation and amounts. Refer to Instruction 3 to Item 402(c) of Regulation S-K. In this regard, we note your disclosure on page 26 under "Director Compensation" that all compensation earned by Mr. Moskowitz is reported in the Summary Compensation Table and has been excluded from the Director Compensation Table.

Response:
We state in the first sentence of the “Director Compensation” section at page 26 or our proxy statement: “Each of our non-employee directors receives cash fees and equity-based awards as compensation for his service on the Board of Directors and the committees of the Board on which he is a member.” We will make it clear in future filings that, as an employee of the company, Mr. Moskowitz does not receive any compensation for his service, as such, as a director.

22.
For the "Stock Awards" column of your Summary Compensation Table, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:
In footnote 2 to the Summary Compensation Table we state that “the grant date fair value of RSUs is calculated using the closing price of Ceradyne common stock on the date of grant.” In footnote 2 to the Grants of Plan-Based Awards table at page 22 of the proxy statement, we state that “the grant date fair value of RSUs is calculated using the closing price of Ceradyne common stock on the date of grant, multiplied by the number of RSUs granted.” We will add this disclosure to the footnote to the Summary Compensation Table in future filings.

23.
Please verify that all numbers in the "All Other Compensation" and "Total" columns of your Summary Compensation Table are accurate. When compared to the All Other Compensation Table on page 21, it appears that the 2009 "All Other Compensation' 'and thereby the 2009 "Total" amounts for Mr. Bruce Lockhart are inaccurate. It appears that 2009 "All Other Compensation" should be listed as $8,250 and that 2009 "Total" should thereby be listed as $417,370. Additionally, it appears that the 2007 "All Other Compensation" and thereby the 2007 "Total" amounts for Mr. Michael A. Kraft are inaccurate. It appears that 2007 "All Other Compensation" should be listed as $47,387 and that 2007 "Total" should thereby be listed as $323,929.

Response:
The Staff’s observations are correct. These errors were inadvertent. We will correct these disclosures in future filings.

Fiscal 2009 All Other Compensation Table, page 21

24.
In footnote 2 to the All Other Compensation Table, we note the allowance for housing expenses paid to Mr. Kraft in 2009 and 2007 for his relocation to Orange County, California in connection with his commencement of employment in 2005. Please disclose the terms of your arrangement with Mr. Kraft that entitle him to continue to receive a housing expense allowance in connection with his 2005 relocation. Additionally, please disclose why allowances were paid in 2007 and 2009 but not in 2008. Please show us supplementally what your disclosure would have looked like for 2009.

Response:
In connection with the offer of employment to Mr. Kraft in 2005, the company committed to pay him a relocation allowance for three years commencing on his start date, which was February 14, 2005. He did not receive a relocation allowance in 2008, but the footnote to the table incorrectly states that he did. In the final paragraph of the “Cash Compensation” section at page 15 of our 2010 proxy statement, we discuss the modifications to Mr. Kraft’s cash compensation approved by the Compensation Committee in July 2009, including extending his housing allowance for one year. The Compensation Committee agreed to extend his housing allowance for the following reasons: Mr. Kraft’s new responsibilities would result in his 2009 bonus being substantially lower than in prior years, and the house he had purchased when he relocated to California in 2005 was now worth substantially less than what he paid for it, thus preventing him from refinancing his mortgage at a lower rate.

Outstanding Equity Awards page 23

25.	In footnote 3 that begins, "The amounts shown in this column," at the top of page 24, please include the closing price of Ceradyne common stock on the last trading date of the year in future filings.

Response:
We will include the closing price of Ceradyne common stock on the last trading date of the year in future filings.

Director Compensation, page 26

26.
Please disclose how director compensation is set. In doing so, please disclose the role of executive officers in determining or recommending the amount or form of director compensation. Refer to Item 407(e)(3)(ii) of Regulation S-K.

Response:
As noted in our response to comment 13 above, our CEO, Mr. Joel Moskowitz, makes recommendations regarding the compensation paid to non-employee directors to Mr. Frank Edelstein, the chairman of our Compensation Committee. The process for reviewing and modifying director compensation is similar to the process we use for setting executive officer compensation, as described in our response to comment 14. Mr. Moskowitz and Mr. Edelstein also consider peer group data regarding director compensation compiled by the compensation consultant retained by our Compensation Committee. The recommendations for director compensation developed by Mr. Moskowitz and Mr. Edelstein are then presented to the Compensation Committee for consideration and approval. The Committee’s recommendation is then presented to the full Board for its approval. The rate and method of compensating non-employee directors did not change in 2009 compared to 2008, and changes to director compensation usually occur less frequently than they do for executive officers. No executive officer other than our CEO is involved in determining or recommending the amount or form of director compensation.

Transactions with Related Persons, page 28

27.
We note on page 28 that you do not have any formal policies or procedures regarding the review, approval, or ratification of related person transactions but that you do have processes and controls to deal with such transactions. Please disclose the processes and controls you use as well as how you evidence your processes and controls.

Response:
As part of the entity level controls developed by Ceradyne under Section 404 of the Sarbanes-Oxley Act, at the end of each fiscal year end our CFO sends an email to each Ceradyne Board member and to each officer, requesting that they disclose any related party interests they may have. In this document, he includes definitions of "related party" and examples of relationships that could cause conflicts. In addition to the emails, our CFO periodically speaks with officers and Board members, asking about potential related party interests. Our CFO is always on the look out to make sure there are no dealings with officers or directors where they can benefit personally. In addition, our Code of Business Conduct and Ethics, which is distributed to all employees and directors, prohibits our employees and directors from engaging in activities that could pose a conflict of interest.

Fees Paid to Independent Registered Public Accounting Firm, page 36

28.	In future filings, please describe the nature of the services comprising the fees disclosed under the "All other fees" category on page 36. Refer to Item 9(e)(4) of Schedule 14A.

Response:
We will include this disclosure in future filings.

# # #

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After the staff has reviewed the above responses from the Company, we would be pleased to answer any further questions or provide additional information as necessary to facilitate the completion of your review.

Sincerely,

/s/Jerrold J. Pellizzon
Jerrold J. Pellizzon
Chief Financial Officer

cc:    Tracey McKoy, Staff Accountant
                 Jessica Dickerson, Staff Attorney